BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 20, 2006

                     On February 20, 2006, at 4:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at its head office and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding "ad referendum" of the General Meeting:

I -	COMPLEMENTARY DIVIDENDS FOR THE FISCAL YEAR 2005

1.	to declare complementary interest on capital, as an integral part of the mandatory dividend related to the fiscal year 2005, in the amount of R$ 0.83 per share, based on each stockholder's position as of March 3, 2006, for payment on March 13, 2006, less 15% income tax at source, resulting in net interest of R$ 0.7055 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2.	to pay, also on March 13, 2006, the complementary interest on capital declared by this Board of Directors in a meeting held on December 15, 2005, in the amount of R$ 0.33 per share, less 15% income tax at source, resulting in net interest of R$ 0.2805 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on December 30, 2005, based on each stockholder's position as of December 26, 2005, as has already been made public;

II -	INCREASED MONTHLY DIVIDENDS

3.	to increase the interest on capital monthly paid to R$ 0.024 from R$ 0.021 per share, as an integral part of the mandatory dividend, from April 3, 2006 onwards, having the stockholding position on February 28, 2006, less 15% income tax at source, resulting in net interest of R$ 0.0204 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax.

                     There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. São Paulo-SP, February 20, 2006. (signed) Olavo Egydio Setubal – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer